

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

<u>Via E-mail</u>
Anthony Sarvucci
Chief Executive Officer
Prairie West Oil & Gas, Ltd.
9500 W. Flamingo #205
Las Vegas, NV 89147

> **Re:** **Prairie West Oil & Gas, Ltd.**
> **Current Report on Form 8-K**
> **Filed January 29, 2013**
> **File No. 1-34770**

Dear Mr. Sarvucci:

We issued comments on the above captioned filing on February 27, 2013. On July 23, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Caroline Kim, Staff Attorney, at (202) 551-3878, or in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director